

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Jianfei Zhang
Chief Executive Officer and Chairman of the Board of Directors
Pheton Holdings Ltd
Room 306, NET Building,
Hong Jun Ying South Road, Chaoyang District,
Beijing, China

> **Re: Pheton Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed October 11, 2023**
> **File No. 333-274944**

Dear Jianfei Zhang:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed October 11, 2023

Explanatory Note, page i

1. We note that you have included a resale prospectus. Please revise your filing to clarify the following:

    - Whether the offerings are being conducted concurrently or whether the primary offering must close prior to the resale offering taking place; and
    - The risks related to potential price volatility/depreciation for investors in the primary offering as a result of the resale being a large volume of shares and potentially at different pricing after the initial fixed price.

Prospectus Cover Page, page 1

2.	Please revise the resale prospectus cover page to include the material information about the initial public offering and revise the public offering prospectus to disclose the information on the selling shareholder offering.

Note 3. Accounts Receivable, Net, page F-38

3.	Please help us better understand how you determined your allowance for doubtful accounts as of June 30, 2023, based on your stated accounting policy of provisioning for all accounts receivables that were overdue for more than 90 days. In this regard, we note your accounts receivable balance as of December 31, 2022, was $499,000. You disclose approximately 85% was attributable to your two top customers, which approximates $424,000. You disclose you collected more than 50% of contract receivables from these customers up through June 30, 2023, which would indicate that at least $212,000 has been collected. Please further clarify how much was actually collected. If only $212,000 was collected, we would expect a more significant increase in the allowance. The allowance has only increased by $23,000 from December 31, 2022 to June 30, 2023.

General

4.	We note your response to prior comment 8 and reissue the comment in full. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the prior amendment that was confidentially submitted on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please fully restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023. As examples, and without limitation, we note that your revised disclosure in the latest amendment still does not addresses the following points:

	•	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and "governmental control" of currency conversion may delay or prevent you from using the proceeds of this offering to make loans or additional capital contributions to your PRC operating entity;

- Interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China may be quick with "little advance notice," could limit the legal protection available;
- Implementation and interpretations of laws, regulations and rules are not always undertaken in a uniform matter and enforcement of these laws, regulations and rules involves "uncertainties;" and
- Policies that may specifically "harm" your financial results, and not just "affect" your financial results

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ying Li, Esq